Proper Good, Inc.

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Day to Day (5985)	193,602.75
Chase Marketing (5993)	1,807.99
Chase Savings (8080)	652,557.92
Payment Holding	
Amazon Holding	2,477.45
Manual Payments	1,522.70
PayPal Holding	257.19
Shopify Holding	13,335.61
Stripe Holding	3,169.54
Total Payment Holding	**20,762.49**
Total Bank Accounts	**$868,731.15**
Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset	**33,180.96**
Undeposited Funds	0.00
Total Other Current Assets	**$33,180.96**
Total Current Assets	**$901,912.11**
TOTAL ASSETS	**$901,912.11**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	**$48,711.46**
Long-Term Liabilities	**$1,680,867.95**
Total Liabilities	**$1,729,579.41**
Equity	**$ -827,667.30**
TOTAL LIABILITIES AND EQUITY	**$901,912.11**